Filed by Entegra Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Entegra Financial Corp.

(Commission File No. 001-35302)

FOR IMMEDIATE RELEASE

Contact:	Roger D. Plemens
President and Chief Executive Officer
(828) 524-7000

ENTEGRA FINANCIAL CORP. ANNOUNCES

FOURTH QUARTER 2018 RESULTS

Franklin, North Carolina, January 24, 2019 — Entegra Financial Corp. (the “Company”) (NASDAQ: ENFC), the holding company for Entegra Bank (the “Bank”), today announced earnings and related data for the three months and year ended December 31, 2018.

Highlights

The following tables highlight the trends that the Company believes are most relevant to understanding the performance of the Company. As further detailed in Appendix A to this press release, adjusted results (which are non-U.S. generally accepted accounting principles, or non-GAAP, financial measures) reflect adjustments for investment gains and losses, equity securities gains and losses, investment impairment, merger-related expenses and the impact of re-valuing deferred income taxes to 21%.

	For the Three Months Ended December 31,
	(Dollars in thousands, except per share data)
	2018		2017		Change (%)
	GAAP	Adjusted	GAAP	Adjusted	GAAP	Adjusted
Net income (loss)	$3,723	$4,157	$(3,294)	$3,543	213.0%	17.3%
Net interest income	$12,330	N/A	$12,682	N/A	-2.8%	N/A
Net interest margin (tax equivalent)	3.29%	N/A	3.61%	N/A	-8.9%	N/A
Return on average assets	0.91%	1.01%	-0.83%	0.93%	209.6%	8.6%
Return on average equity	9.40%	12.71%	-8.59%	11.25%	209.4%	13.0%
Efficiency ratio	65.75%	63.20%	81.26%	61.18%	-19.1%	-3.3%
Diluted earnings per share	$0.54	$0.60	$(0.48)	$0.52	212.5%	15.4%

	For the Year Ended December 31,
	(Dollars in thousands, except per share data)
	2018		2017		Change (%)
	GAAP	Adjusted	GAAP	Adjusted	GAAP	Adjusted
Net income	$13,915	$15,062	$2,579	$10,201	439.6%	47.7%
Net interest income	$49,325	N/A	$42,845	N/A	15.1%	N/A
Tax-equivalent net interest margin	3.35%	N/A	3.39%	N/A	-1.2%	N/A
Return on average assets	0.86%	0.93%	0.18%	0.72%	377.8%	29.2%
Return on average equity	8.98%	11.85%	1.82%	8.95%	393.4%	32.4%
Efficiency ratio	67.02%	64.96%	74.91%	66.83%	-10.5%	-2.8%
Diluted earnings per share	$1.99	$2.15	$0.39	$1.53	410.3%	40.5%

	As of December 31,	As of December 31,
	2018	2017
	(Dollars in thousands, except per share data)
Asset Quality:
Non-performing loans	$4,857	$4,778
Real estate owned	$2,493	$2,568
Non-performing assets	$7,350	$7,346
Non-performing loans to total loans	0.45%	0.48%
Non-performing assets to total assets	0.45%	0.46%
Net charge-offs	$102	$315
Allowance for loan losses to non-performing loans	246.76%	227.86%
Allowance for loan losses to total loans	1.11%	1.08%

Other Data:
Book value per share	$23.54	$22.00
Tangible book value per share	$19.57	$17.90
Closing market price per share	$20.75	$29.25
Closing price-to-tangible book value ratio	106.03%	163.41%
Equity to assets ratio	9.95%	9.57%
Tangible common equity to tangible assets ratio	8.41%	7.93%

Management Commentary

Roger D. Plemens, President and Chief Executive Officer of the Company, reported, “We are pleased with our fourth quarter results showing increases in adjusted net income of 17% and adjusted diluted earnings per share of 15% compared to the fourth quarter of 2017. In addition, our adjusted return on average assets and adjusted return average equity hit new highs of 1.01% and 12.71%, respectively. Although our quarterly results included approximately $0.05 per share of life insurance benefits and expense reversals, we remain optimistic about our future earnings. We are looking forward to the proposed merger of equals announced January 15, 2019, and will work diligently with the Smart Bank team over the next several months to ensure the combination of management and culture will follow our history of successful integrations.”

Recent Developments

On January 15, 2019, Entegra announced its entry into a definitive agreement to merge with and into SmartFinancial, Inc. (“SmartFinancial”). On January 16, 2019, Entegra issued a related press release indicating that Entegra may be required to take an impairment charge to goodwill in connection with the announcement of the merger. Upon further analysis, Entegra determined that no impairment charge to goodwill is required at this time.

Net Interest Income

Net interest income decreased $0.04 million, or 2.8%, to $12.3 million for the three months ended December 31, 2018, compared to $12.7 million for the same period in 2017. Net interest income increased $6.5 million, or 15.1%, to $49.3 million for the year ended December 31, 2018, compared to $42.8 million for the same period in 2017. The decrease in net interest income for the three months ended December 31, 2018 compared to the same period in 2017 was primarily due to increased costs of deposits and borrowings, partially offset by higher volumes in the loan portfolio, as well as an increase in the yields earned on cash and taxable investments. The increase in net interest income for the year ended December 31, 2018 compared to the same period in 2017 was primarily due to higher volumes in the loan portfolio, as well as an increase in the yields earned on cash, taxable investments and loans partially offset by increased deposit balances and the costs of deposits and borrowings Tax equivalent net interest margin was 3.29% for the three months ended December 31, 2018, compared to 3.61% for the same period in 2017, and 3.35% and 3.39% for the years ended December 31, 2018 and 2017, respectively.

Provision for Loan Losses

The provision for loan losses was $0.1 million and $1.2 million for the three months and year ended December 31, 2018, respectively, compared to $0.7 million and $1.9 million for the comparable periods of 2017. The provisions for loan losses are mainly attributable to organic loan growth. The Company continues to experience modest levels of net charge-offs and non-performing loans.

Noninterest Income

Noninterest income increased $0.6 million, or 87.6%, to $1.3 million for the three months ended December 31, 2018, compared to $0.7 million for the same period in 2017 primarily as the result of the losses on sale of investment securities in 2017 related to a portfolio restructure. Increases in servicing income, income from Small Business Investment Company (“SBIC”) holdings, and a life insurance benefit on the death of a former director in 2018 were partially offset by decreases in mortgage banking, equity securities gains, and gains on sale of Small Business Administration (“SBA”) loans.

Noninterest income increased $1.0 million, or 19.7%, to $6.0 million for the year ended December 31, 2018, compared to $5.0 million for the same period in 2017, primarily as the result of the other than temporary impairment on one investment security of $0.7 million and losses on sale of investment securities of $1.1 million in 2017, compared to realized losses of $0.5 million on sale of investments in 2018 related to a portfolio restructure. Increases in net servicing income, net interchange fees and income from SBIC holdings were partially offset by decreases in mortgage banking and equity securities gains.

Noninterest Expense

Noninterest expense decreased $1.9 million, or 17.5%, to $9.0 million for the three months ended December 31, 2018, compared to $10.9 million for the same period in 2017, primarily as a result of reduced merge-related expenses, partially offset by increased professional and advisory expenses.

Noninterest expense increased $1.2 million, or 3.4%, to $37.0 million for the year ended December 31, 2018, compared to $35.8 million for the same period in 2017. The increases were primarily related to increased compensation and employee benefits, net occupancy expenses, and data processing expenses, as the 2018 period included the full impact of the Chattahoochee Bank of Georgia acquisition and the branches acquired from Stearns Bank, partially offset by reduced merger-related expenses.

Income Taxes

Effective tax rates for the three months and year ended December 31, 2018 were 17.72% and 18.4%, respectively. Income tax expense for the 2018 periods benefitted from the newly enacted federal tax rate of 21%, compared to a federal tax rate of 35% in 2017. In addition, income tax expense for all periods benefited from tax-exempt income related to municipal bond investments and bank-owned life insurance (“BOLI”).

Balance Sheet

Total assets increased $55.0 million, or 3.5%, to $1.64 billion at December 31, 2018 from $1.58 billion at December 31, 2017. The Company de-leveraged its balance sheet during the fourth quarter of 2018 by approximately $50 million in order to pay off certain higher rate wholesale borrowings.

Loans receivable increased $70.9 million, or 7.1%, to $1.08 billion at December 31, 2018 from $1.00 billion at December 31, 2017. Loan growth continues to be primarily concentrated in commercial real estate and commercial and industrial loans.

Core deposits increased $31.8 million, or 4.2% to $795.3 million at December 31, 2018 from $763.4 million at December 31, 2017. Retail certificates of deposit decreased $7.6 million to $350.0 million at December 31, 2018 from $357.6 million at December 31, 2017. Wholesale deposits increased $34.9 million to $76.0 million at December 31, 2018 from $41.1 million at December 31, 2017. We continue to focus on gathering core deposits, which amounted to 65% of the Company’s deposit portfolio at December 31, 2018.

Total shareholders’ equity increased $11.6 million to $162.9 million at December 31, 2018, compared to $151.3 million at December 31, 2017. This increase was primarily attributable to $13.9 million of net income, offset by a $3.4 million after-tax decline in the market value of investment securities available for sale. Tangible book value per share, a non-GAAP measure, increased $1.67 to $19.57 at December 31, 2018 from $17.90 at December 31, 2017. See Appendix A for a reconciliation of our tangible book value per share to the comparable GAAP measure.

Asset Quality

Non-performing loans to total loans and non-performing assets to total assets both decreased to 0.45% at December 31, 2018, compared to 0.48% and 0.46%, respectively, at December 31, 2017. Net loan charge-offs continue to remain modest, totaling $0.1 million for year ended December 31, 2018.

Non-GAAP Financial Measures

Statements included in this press release include non-GAAP financial measures and should be read along with the accompanying tables in Appendix A, which provide a reconciliation of non-GAAP financial measures to GAAP financial measures. This press release and the accompanying tables discuss financial measures, such as adjusted noninterest expense, adjusted net income, adjusted diluted earnings per share, adjusted return on average assets, adjusted return on tangible average equity, adjusted efficiency ratio, tangible common equity, tangible assets and tangible book value per share, which are all non-GAAP measures. We believe that such non-GAAP measures are useful because they enhance the ability of investors and management to evaluate and compare the Company’s operating results from period to period in a meaningful manner. Non-GAAP measures should not be considered as an alternative to any measure of performance as promulgated under GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Investors should consider the Company’s performance and financial condition as reported under GAAP and all other relevant information when assessing the performance or financial condition of the Company. Non-GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the Company’s results or financial condition as reported under GAAP.

About Entegra Financial Corp. and Entegra Bank

Entegra Financial Corp. is the holding company of Entegra Bank. The Company’s shares of common stock trade on the NASDAQ Global Market under the symbol “ENFC.”

Entegra Bank operates a total of 18 branches located throughout the Western North Carolina counties of Cherokee, Haywood, Henderson, Jackson, Macon, Polk and Transylvania, the Upstate South Carolina counties of Anderson, Greenville, and Spartanburg and the Northern Georgia counties of Pickens and Hall. The Bank also operates loan production offices in Asheville, NC, and Clemson, SC. For further information, visit the Bank’s website www.entegrabank.com.

Disclosures About Forward-Looking Statements

The discussions included in this press release and its appendices may contain “forward-looking statements.” For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be “forward-looking statements.” Such statements are often characterized by the use of qualifying words such as “expects,” “anticipates,” “believes,” “estimates,” “plans,” “projects,” “will,” “should,” or other statements concerning opinions or judgments of the Company and its management about future events. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated and may adversely affect our results of operations and financial condition. The accuracy of such forward-looking statements could be affected by factors including, but not limited to: the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received, satisfied or waived on a timely basis or at all; the risk that the required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that cause the parties to abandon the merger; the timing to consummate the merger; the risk that the benefits and cost synergies from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which SmartFinancial and Entegra operate; the ability to promptly and effectively integrate the businesses of SmartFinancial and Entegra; disruption from the merger making it more difficult to maintain relationships with customers, vendors and employees; the reaction of the companies’ customers, employees and counterparties to the transaction; the diversion of management time on merger-related issues; the Company’s ability to implement aspects of its growth strategy; the financial success or changing conditions or strategies of the Company’s customers or vendors; the Company’s ability to compete effectively against other financial institutions in its banking markets; fluctuations in interest rates; actions of government regulators; the availability of capital and personnel; and general economic and market conditions. These forward-looking statements express management’s current expectations, plans or forecasts of future events, results of operation and financial condition. Additional factors that could cause actual results to differ materially from those anticipated by forward-looking statements are discussed in the Company’s reports filed with or furnished to the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website, including without limitation its annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. These forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to revise or update these statements following the date of this press release, except as required by applicable law.

Important information for Shareholders

This press release shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval of the SmartFinancial, Inc. (“SmartFinancial”, “SMBK”) or Entegra Financial Corporation (“Entegra”, “ENFC”) shareholders, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SmartFinancial will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will contain the joint proxy statement of Entegra and a prospectus of SmartFinancial. Shareholders of Entegra and SmartFinancial are encouraged to read the registration statement, including the joint proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the proposed transaction, Entegra, and SmartFinancial. After the registration statement is filed with the SEC, the joint proxy statement/prospectus and other relevant documents will be mailed to Entegra and SmartFinancial shareholders and will be available for free on the SEC’s website (www.sec.gov). The joint proxy statement/prospectus will also be made available for free by contacting Ron Gorcynski, SmartFinancial’s Chief Administrative Officer, at (865) 437-5724 or David Bright, the Chief Financial Officer of Entegra, at (828) 524-7000. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Participants in the Solicitation

SmartFinancial, Entegra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Entegra shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of SmartFinancial may be found in the definitive proxy statement of SmartFinancial filed with the SEC by SmartFinancial on January 16, 2019. This definitive proxy statement can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of Entegra will be included in the proxy statement/prospectus when filed with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

ENTEGRA FINANCIAL CORP. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share data)

	Three Months Ended December 31,
	(Unaudited)	(Audited)
	2018	2017
Interest income	$16,465	$14,908
Interest expense	4,135	2,226

Net interest income	12,330	12,682

Provision for loan losses	147	737

Net interest income after provision for loan losses	12,183	11,945

Servicing income, net	233	89
Mortgage banking	203	347
Gain on sale of SBA loans	11	110
Loss on sale of investments	(23)	(1,121)
Equity securities gains (losses)	(527)	241
Other than temporary impairment on available-for-sale securities	—	(57)
Service charges on deposit accounts	431	433
Interchange fees, net	307	258
Bank owned life insurance	283	200
Other	393	199
Total noninterest income	1,311	699

Compensation and employee benefits	5,492	5,309
Net occupancy	1,166	1,238
Federal deposit insurance	181	134
Professional and advisory	413	308
Data processing	470	469
Marketing and advertising	236	226
Net cost of operation of real estate owned	54	119
Merger-related expenses	—	2,114
Other	957	957
Total noninterest expense	8,969	10,874

Income before taxes	4,525	1,770

Income tax expense	802	5,064

Net income (loss)	$3,723	$(3,294)

Earnings (loss) per common share:
Basic	$0.54	$(0.48)
Diluted	$0.54	$(0.48)

Weighted average common shares outstanding:
Basic	6,901,337	6,863,437
Diluted	6,931,305	6,863,437

ENTEGRA FINANCIAL CORP. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share data)

	Year Ended December 31,
	(Unaudited)	(Audited)
	2018	2017
Interest income	$62,614	$50,529
Interest expense	13,289	7,684

Net interest income	49,325	42,845

Provision for loan losses	1,201	1,897

Net interest income after provision for loan losses	48,124	40,948

Servicing income, net	546	401
Mortgage banking	958	1,118
Gain on sale of SBA loans	558	546
Loss on sale of investments	(543)	(1,102)
Equity securities gains (losses)	(344)	686
Other than temporary impairment on available-for-sale securities	—	(757)
Service charges on deposit accounts	1,673	1,672
Interchange fees, net	1,102	913
Bank owned life insurance	872	803
Other	1,168	726
Total noninterest income	5,990	5,006

Compensation and employee benefits	22,643	20,168
Net occupancy	4,508	4,089
Federal deposit insurance	799	513
Professional and advisory	1,436	1,237
Data processing	2,077	1,684
Marketing and advertising	907	953
Net cost of operation of real estate owned	256	213
Merger-related expenses	564	3,086
Other	3,882	3,904
Total noninterest expense	37,072	35,847

Income before taxes	17,042	10,107

Income tax expense	3,127	7,528

Net income	$13,915	$2,579

Earnings per common share:
Basic	$2.02	$0.39
Diluted	$1.99	$0.39

Weighted average common shares outstanding:
Basic	6,892,207	6,561,699
Diluted	7,007,925	6,658,614

ENTEGRA FINANCIAL CORP. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	December 31, 2018	December 31, 2017
	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	$69,119	$109,467
Investments - equity securities	6,178	6,095
Investments - available for sale	359,739	342,863
Other investments, at cost	12,039	12,386
Loans held for sale (includes $5,197 and $0 at fair value)	7,570	3,845
Loans receivable	1,076,069	1,005,139
Allowance for loan losses	(11,985)	(10,887)
Real estate owned	2,493	2,568
Fixed assets, net	26,385	24,113
Bank owned life insurance	32,886	32,150
Net deferred tax asset	7,551	8,831
Goodwill	23,903	23,903
Core deposit intangibles, net	3,577	4,269
Other assets	20,917	16,707

Total assets	$1,636,441	$1,581,449

Liabilities and Shareholders’ Equity

Liabilities
Core deposits	$795,261	$763,422
Retail certificates of deposit	349,971	357,629
Wholesale deposits	76,008	41,126
Federal Home Loan Bank advances	213,500	223,500
Junior subordinated notes	14,433	14,433
Holding company line of credit	5,000	5,000
Post employment benefits	9,305	10,174
Other liabilities	10,091	14,852
Total liabilities	$1,473,569	$1,430,136

Total shareholders’ equity	162,872	151,313

Total liabilities and shareholders’ equity	$1,636,441	$1,581,449

APPENDIX A – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)

	Three Months Ended December 31,
	2018	2017
(Dollars in thousands, except share data)

Adjusted Noninterest Expense
Noninterest expense (GAAP)	$8,969	$10,874
Merger-related expenses	—	(2,114)
Adjusted noninterest expense (Non-GAAP)	$8,969	$8,760

Adjusted Net Income
Net income (GAAP)	$3,723	$(3,294)
Loss on sale of investments	18	729
Equity securities (gains) losses	416	(157)
Other than temporary impairment of investment securities available for sale	—	37
Merger-related expenses	—	1,374
Deferred tax asset revaluation due to new enacted tax rate of 21%	—	4,854
Adjusted net income (Non-GAAP)	$4,157	$3,543

Adjusted Diluted Earnings Per Share
Diluted earnings per share (GAAP)	$0.54	$(0.48)
Loss on sale of investments	—	0.11
Equity securities (gains) losses	0.06	(0.02)
Other than temporary impairment of investment securities available for sale	—	0.01
Merger-related expenses	—	0.20
Deferred tax asset revaluation due to new enacted tax rate of 21%	—	0.70
Adjusted diluted earnings per share (Non-GAAP)	$0.60	$0.52

Adjusted Return on Average Assets
Return on Average Assets (GAAP)	0.91%	-0.83%
Loss on sale of investments	0.00%	0.18%
Equity securities (gains) losses	0.10%	-0.01%
Other than temporary impairment of investment securities available for sale	0.00%	0.01%
Merger-related expenses	0.00%	0.35%
Deferred tax asset revaluation due to new enacted tax rate of 21%	0.00%	1.23%
Adjusted Return on Average Assets (Non-GAAP)	1.01%	0.93%

Adjusted Return on Tangible Average Equity
Return on Average Equity (GAAP)	9.40%	-8.59%
Loss on sale of investments	0.05%	1.90%
Equity securities (gains) losses	1.05%	-0.12%
Other than temporary impairment of investment securities available for sale	0.00%	0.10%
Merger-related expenses	0.00%	3.58%
Deferred tax asset revaluation due to new enacted tax rate of 21%	0.00%	12.66%
Effect of goodwill and intangibles	2.21%	1.72%
Adjusted Return on Average Tangible Equity (Non-GAAP)	12.71%	11.25%

Adjusted Efficiency Ratio
Efficiency ratio (GAAP)	65.75%	81.26%
Loss on sale of investments	-0.15%	-6.21%
Equity securities gains (losses)	-2.40%	0.71%
Other than temporary impairment of investment securities available for sale	0.00%	-0.34%
Merger-related expenses	0.00%	-14.24%
Adjusted Efficiency Ratio (Non-GAAP)	63.20%	61.18%

	As Of
	December 31, 2018	December 31, 2017
	(Dollars in thousands, except share data)
Tangible Assets
Total Assets	$1,636,441	$1,581,449
Goodwill and Intangibles	(27,480)	(28,172)
Tangible Assets	$1,608,961	$1,553,277

Tangible Book Value Per Share
Book Value (GAAP)	$162,872	$151,313
Goodwill and intangibles	(27,480)	(28,172)
Book Value (Tangible)	$135,392	$123,141
Outstanding shares	6,917,703	6,879,191
Tangible Book Value Per Share	$19.57	$17.90

	Year Ended December 31,
	2018	2017
(Dollars in thousands, except share data)

Adjusted Noninterest Expense
Noninterest expense (GAAP)	$37,072	$35,847
Merger-related expenses	(564)	(3,086)
Adjusted noninterest expense (Non-GAAP)	$36,508	$32,761

Adjusted Net Income
Net income (GAAP)	$13,915	$2,579
Loss on sale of investments	429	716
Equity securities (gains) losses	272	(446)
Other than temporary impairment of investment securities available for sale	—	492
Merger-related expenses	446	2,006
Deferred tax asset revaluation due to new enacted tax rate of 21%	—	4,854
Adjusted net income (Non-GAAP)	$15,062	$10,201

Adjusted Diluted Earnings Per Share
Diluted earnings per share (GAAP)	$1.99	$0.39
Loss on sale of investments	0.06	0.11
Equity securities (gains) losses	0.04	(0.07)
Other than temporary impairment of investment securities available for sale	—	0.07
Merger-related expenses	0.06	0.30
Deferred tax asset revaluation due to new enacted tax rate of 21%	—	0.73
Adjusted diluted earnings per share (Non-GAAP)	$2.15	$1.53

Adjusted Return on Average Assets
Return on Average Assets (GAAP)	0.86%	0.18%
Loss on sale of investments	0.03%	0.05%
Equity securities (gains) losses	0.02%	-0.03%
Other than temporary impairment of investment securities available for sale	0.00%	0.03%
Merger-related expenses	0.03%	0.14%
Deferred tax asset revaluation due to new enacted tax rate of 21%	0.00%	0.35%
Adjusted Return on Average Assets (Non-GAAP)	0.93%	0.72%

Adjusted Return on Tangible Average Equity
Return on Average Equity (GAAP)	8.98%	1.82%
Loss on sale of investments	0.28%	0.50%
Equity securities (gains) losses	0.18%	-0.35%
Other than temporary impairment of investment securities available for sale	0.00%	0.35%
Merger-related expenses	0.29%	1.41%
Deferred tax asset revaluation due to new enacted tax rate of 21%	0.00%	3.42%
Effect of goodwill and intangibles	0.59%	1.80%
Adjusted Return on Average Tangible Equity (Non-GAAP)	11.85%	8.95%

Adjusted Efficiency Ratio
Efficiency ratio (GAAP)	67.02%	74.91%
Loss on sale of investments	-0.97%	-2.25%
Equity securities gains (losses)	-0.56%	1.45%
Other than temporary impairment of investment securities available for sale	0.00%	-1.56%
Merger-related expenses	-0.53%	-5.72%
Adjusted Efficiency Ratio (Non-GAAP)	64.96%	66.83%

APPENDIX B – TAX EQUIVALENT NET INTEREST MARGIN ANALYSIS (UNAUDITED)

	For the Three Months Ended December 31,
	2018			2017
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans, including loans held for sale	$1,056,361	$13,006	4.88%	$974,576	$12,026	4.90%
Loans, tax exempt(1)	17,635	142	3.19%	16,062	146	3.60%
Investments - taxable	256,563	2,018	3.15%	260,057	1,658	2.42%
Investment tax exempt(1)	98,972	948	3.83%	119,806	1,186	4.05%
Interest earning deposits	72,163	407	2.24%	62,161	217	1.38%
Other investments, at cost	12,039	173	5.70%	12,395	141	4.51%

Total interest-earning assets	1,513,733	16,694	4.38%	1,445,057	15,374	4.22%

Noninterest-earning assets	131,060			133,631

Total assets	$1,644,793			$1,578,688

Interest-bearing liabilities:
Savings accounts	$52,228	$15	0.11%	$50,480	$15	0.12%
Time deposits	423,742	1,521	1.42%	404,542	835	0.82%
Money market accounts	356,338	950	1.06%	314,617	318	0.40%
Interest bearing transaction accounts	199,285	92	0.18%	202,976	79	0.15%
Total interest bearing deposits	1,031,593	2,578	0.99%	972,615	1,247	0.51%

FHLB advances	213,500	1,289	2.36%	223,717	730	1.29%
Junior subordinated debentures	14,433	141	3.82%	14,433	139	3.82%
Other borrowings	9,343	127	5.39%	8,726	110	5.00%

Total interest-bearing liabilities	1,268,869	4,135	1.29%	1,219,491	2,226	0.72%

Noninterest-bearing deposits	195,519			190,182

Other noninterest-bearing liabilities	22,035			15,650

Total liabilities	1,486,423			1,425,323
Total equity	158,370			153,365

Total liabilities and equity	$1,644,793			$1,578,688

Tax-equivalent net interest income		$12,559			$13,148

Net interest-earning assets(2)	$244,864			$225,566

Average interest-earning assets to interest-bearing liabilities	119.30%			118.50%

Tax-equivalent net interest rate spread(3)			3.08%			3.50%
Tax-equivalent net interest margin(4)			3.29%			3.61%

(1) Tax exempt loans and investments are calculated giving effect to a 21% federal tax rate in 2018 and 35% federal rate in 2017.

(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(3) Tax-equivalent net interest rate spread represents the difference between the tax equivalent yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(4) Tax-equivalent net interest margin represents tax equivalent net interest income divided by average total interest-earning assets.

	For the Year Ended December 31,
	2018			2017
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans, including loans held for sale	$1,036,959	$49,987	4.82%	$818,431	$38,712	4.73%
Loans, tax exempt(1)	16,372	509	3.11%	15,945	585	3.69%
Investments - taxable	253,995	7,191	2.83%	291,452	7,025	3.21%
Investment tax exempt(1)	88,439	3,292	3.72%	118,461	4,795	5.40%
Interest earning deposits	86,551	1,716	1.98%	60,823	676	1.11%
Other investments, at cost	12,204	717	5.88%	12,766	619	4.85%

Total interest-earning assets	1,494,520	63,412	4.24%	1,317,878	52,412	3.98%

Noninterest-earning assets	126,679			106,535

Total assets	$1,621,199			$1,424,413

Interest-bearing liabilities:
Savings accounts	$52,223	$59	0.11%	$47,754	$53	0.11%
Time deposits	417,055	5,048	1.21%	363,285	3,171	0.87%
Money market accounts	340,919	2,637	0.77%	270,036	1,022	0.38%
Interest bearing transaction accounts	206,215	374	0.18%	170,366	228	0.13%
Total interest bearing deposits	1,016,412	8,118	0.80%	851,441	4,474	0.53%

FHLB advances	217,761	4,130	1.87%	236,308	2,443	1.03%
Junior subordinated debentures	14,433	561	3.83%	14,433	557	3.86%
Other borrowings	9,171	478	5.21%	4,567	210	4.60%

Total interest-bearing liabilities	1,257,777	13,287	1.06%	1,106,749	7,684	0.69%

Noninterest-bearing deposits	192,066			161,006

Other noninterest-bearing liabilities	16,452			14,568

Total liabilities	1,466,295			1,282,323
Total equity	154,904			142,090

Total liabilities and equity	$1,621,199			$1,424,413

Tax-equivalent net interest income		$50,125			$44,728

Net interest-earning assets(2)	$236,743			$211,129

Average interest-earning assets to interest-bearing liabilities	118.82%			119.08%

Tax-equivalent net interest rate spread(3)			3.19%			3.28%
Tax-equivalent net interest margin(4)			3.35%			3.39%

(1) Tax exempt loans and investments are calculated giving effect to a 21% federal tax rate in 2018 and a 35% federal tax rate in 2017.

(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(3) Tax-equivalent net interest rate spread represents the difference between the tax equivalent yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(4) Tax-equivalent net interest margin represents tax equivalent net interest income divided by average total interest-earning assets.